UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



Commission File Number: 000-31136
Cusip Number:  823243X106




|X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
|_| Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended:   December 31, 2005


                           [_] Transition Report on Form 10-K
                           [_] Transition Report on Form 20-F
                           [_] Transition Report on Form 11-K
                           [_] Transition Report on Form 10-Q
                           [_] Transition Report on Form N-SAR

For the Transition Period Ended:

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.



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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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


                        PART 1 -- REGISTRANT INFORMATION

                           CYBER DEFENSE SYSTEMS, INC.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                     10901 Roosevelt Boulevard, Suite 100-D
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            Address of Principal Executive Office (Street and Number)

                          St. Petersburg, Florida 33716
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 19, 2005, Cyber Defense Systems, Inc. (the "Company") issued a press release announcing its exercise of an option to merge with Techsphere Systems International, Inc. ("TSI") pursuant to a plan of reorganization and agreement of merger, dated as of September 19, 2005 as set forth in a Form 8-K filed on September 22, 2005. As a result of this merger, management is in the process of finalizing and consolidating the operating results for the year. The information can not be assembled, analyzed and consolidated without unreasonable effort and expense to the Registrant. The Form 10-KSB will be filed as soon as practicable within the 15 day extension period.


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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     William C. Robinson          (727)                 577-0878
   -----------------------      --------------      -----------------------
             (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No


(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof.

    [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary results of operations for the year ended December 31, 2005, reflect net losses of approximately $ 20,500,000 versus net loss for the year ended December 31, 2004, of $420,653. The increase in loss in 2005 is due to a decrease in revenues of approximately $2,500,000 in 2005 compared to 2004 and a significant increase in expenses. Total expenses, in 2004 were approximately $2,605,264 as compared to approximately $19,650,000 in 2005, including an impairment of goodwill from the acquisition of Cyber Aerospace, Inc. of approximately $4,600,000, non-cash interest of approximately $3,500,000, a loss on revaluation of derivative of approximately $7,150,000 and losses from TSI of approximately $750,000 for which no prior year comparable costs exist. Results of operations for the year ended December 31, 2005, are subject to further review and adjustment, the results of which could be material.

                           CYBER DEFENSE SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


March 31, 2006                 By: /s/William C. Robinson
                               --------------------------------
                               Name: William C. Robinson
                               Title: CEO and Director